KA 3/9



SECURITI 13030524 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW E. KRAUS (614) 761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

41 SOUTH HIGH STREET, SUITE 2100 Columbus, OH 43215-6102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PK 3/13

OATH OR AFFIRMATION

I, ANDREW E. KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public


STATE OF OHIO

DEBORAH S LEPPERT
Notary Public
In and for the State of Ohio
My Commission Expires
April 11, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended December 31, 2012 and 2011

and Independent Auditors' Report Thereon


SCHNEIDER DOWNS

INSIGHT ■ INNOVATION ■ EXPERIENCE

www.schneiderdowns.com

CONTENTS


SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

PrimeGlobal
1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2013

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2012	2011
ASSETS		
Cash and cash equivalents	$ 1,664,975	$ 1,461,481
Receivables from related parties	2,088,904	1,956,776
Remarketing fee receivable	3,360	3,856
Prepaid expenses	11,545	5,342
Debt securities interest receivable	147	165
Equity securities owned	7,497	7,353
Debt securities owned	17,639	19,788
Furniture and equipment, net	3,684	7,165
Deferred income taxes	16,327	9,585
	$ 3,814,078	$ 3,471,511
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 275,818	$ 89,519
Customer deposit	-	17,500
Accrued income taxes	228,156	156,811
	503,974	263,830
Stockholder's Equity:		
Common stock, no par value, 850 shares authorized; 1 share issued and outstanding	-	-
Additional paid-in capital	345,989	345,989
Retained earnings	2,964,115	2,861,692
	3,310,104	3,207,681
	$ 3,814,078	$ 3,471,511

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
FEE AND OTHER REVENUE		
Remarketing fees	$ 43,230	$ 59,842
Advisory fees	1,217,500	820,000
Administrative fees	52,000	20,000
Interest income	1,901	2,076
Unrealized gain on equity securities owned	144	324
	1,314,775	902,242
EXPENSES		
Personnel	909,136	599,542
Marketing	97,861	82,469
Occupancy	66,045	74,972
General and administrative	63,526	60,557
Deal-specific expenses	7,181	5,985
	1,143,749	823,525
Income Before Income Taxes	171,026	78,717
PROVISION FOR INCOME TAXES	68,603	36,123
Net Income	$ 102,423	$ 42,594

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2010	-	$ 345,989	$ 2,819,098	$ 3,165,087
Net Income	-	-	42,594	42,594
BALANCE, December 31, 2011	-	345,989	2,861,692	3,207,681
Net Income	-	-	102,423	102,423
BALANCE, December 31, 2012	-	$ 345,989	$ 2,964,115	$ 3,310,104

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 102,423	$ 42,594
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain from equity securities owned	(144)	(324)
Depreciation	6,022	6,311
Deferred income taxes	(6,742)	(20,757)
Net changes in operating assets and liabilities:		
Remarketing fee receivable	496	3,048
Prepaid expenses	(6,203)	158
Debt securities interest receivable	18	916
Investment in debt securities owned	2,149	1,963
Accounts payable and accrued expenses	186,299	47,957
Customer deposits	(17,500)	-
Accrued income taxes	71,345	51,880
Net Cash Provided By Operating Activities	338,163	133,746
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(2,541)	(2,265)
Net change in receivables from related parties	(132,128)	154,372
Net Cash (Used In) Provided By Investing Activities	(134,669)	152,107
Net Increase In Cash And Cash Equivalents	203,494	285,853
CASH AND CASH EQUIVALENTS		
Beginning of year	1,461,481	1,175,628
End of year	$ 1,664,975	$ 1,461,481

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 - ORGANIZATION AND PURPOSE

Cornerstone Capital Corporation (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation - The accompanying financial statements include the accounts of the Company. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. The Company's cash is maintained in one banking institution that is fully insured regardless of the amount according to Federal Deposit Insurance Corporation (FDIC) guidelines until December 2012.

Accounts Receivable - Accounts receivable are recorded when fees are recognized in accordance with the specific fee agreement and the Company's revenue recognition policy and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2012 or 2011.

Revenue Recognition - The Company receives underwriting and remarketing fees for providing financing services. Such fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially determinable. In addition, advisory and administrative fees are received for providing personnel and management services and are earned in accordance with the individual signed agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Debt and equity securities owned are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security. The equity securities owned have a fair value of $7,497. The debt securities owned have a fair value of $17,639, a maturity date of June 1, 2024, and an initial cost of $26,456.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of and $100,576 and $94,554 at December 2012 and 2011, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the Company filed on a separate return basis. Amounts included in accrued income tax for federal tax liabilities are combined with the other entities included in the consolidated group and paid with the consolidated federal tax return. The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing this standard. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2009.

Subsequent Events - Management has evaluated subsequent events through February 26, 2013, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the financial condition date, but before the financial statements are issued or are available to be issued.

NOTE 3 - RELATED-PARTY TRANSACTIONS

In conjunction with a management services agreement, the Company provides personnel, management, oversight, technical expertise, advisory, structuring, financial consultation and transaction facilitation services to several related entities owned by CII. For the years ended December 31, 2012 and 2011, the Company recognized $1,200,000 and $820,000 in advisory fees from Cornerstone Capital Partners (CCPC), a subsidiary of CII, in accordance with the management services agreement. The management services agreements are renewable annually at the mutual consent of the related parties.

The Company provides administrative services and oversight to BOSCO III, an entity 50% owned by CCPC. During the years ended December 31, 2012 and 2011, the Company recognized $24,000 and $20,000 of revenue in accordance with this administrative services agreement.

The Company provides administrative services and oversight to Cornerstone M.I. VI, LLC, an entity owned 100% by CCPC which made a secured loan to Bosco Credit VI, LLC. During the year ended December 31, 2012 the Company recognized $28,000 of revenue in accordance for such administrative services and oversight.

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $2,088,904 and $1,956,776 at December 31, 2012 and 2011, respectively.

NOTE 4 - FAIR VALUE

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under generally accepted accounting principles are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 4 - FAIR VALUE (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Equity Securities: Determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Debt Securities: Determined by using appropriate discount rates to estimate the present value of future cash flows (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,497	-	-	$ 7,497
Debt securities	-	-	$ 17,639	17,639
Total Assets At Fair Value	$ 7,497	-	$ 17,639	$ 25,136

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,353	-	-	$ 7,353
Debt securities	-	-	$ 19,788	19,788
Total Assets At Fair Value	$ 7,353	-	$ 19,788	$ 27,141

NOTE 4 - FAIR VALUE (Continued)

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2012:

	Debt Securities
Balance, beginning of year	$ 19,788
Settlements	(2,149)
Balance, End of Year	$ 17,639

The following table sets forth a summary of items recorded in earnings for the Company's Level 3 assets for the year ended December 31, 2012:

	Debt Securities
Interest income	$ 1,901
Unrealized gains/(losses)	-
	$ 1,901

The Company has recorded the debt securities at cost basis, which approximates fair value. This determination of fair value is based on the terms of the debt securities which include interest at 10%, a maturity date of June 2024 and the expected performance of the securities.

NOTE 5 - INCOME TAXES

The provision for income taxes at December 31 consists of the following:

	2012	2011
Federal:		
Current	$ 70,895	$ 53,757
Deferred	(6,496)	(20,757)
	64,399	33,000
State and local:		
Current	4,450	3,123
Deferred	(246)	-
	4,204	3,123
	$ 68,603	$ 36,123

NOTE 5 - INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2012	2011
Deferred tax assets (liabilities):		
Accrued expenses	$ 20,932	$ 13,890
Prepaid expenses	(4,156)	(2,822)
Furniture and equipment	(419)	(1,483)
Other	(30)	-
Net Deferred Tax Assets	$ 16,327	$ 9,585

The Company's effective rate for 2012 and 2011 was higher than the statutory rate due to the effects of non-deductible expenses and the accrual of state and local income taxes.

NOTE 6 - LEASE OBLIGATIONS

The Company entered into a lease for office space in 2003 that expired in September 2012. During 2012, the lease terms were amended and the lease was extended to November 30, 2014 with an average monthly base rent of $2,357. Rent expense including CAM for 2012 and 2011 was $50,848 and $62,432, respectively. The minimum lease payments due for base rent in accordance with the lease agreement are $33,003 for 2013 and $30,253 for 2014.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 150%. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2012 and 2011, the Company had net capital of $1,162,413 and $1,203,901, which was $912,413 and $953,901 in excess of required net capital, respectively. At December 31, 2012 and 2011, the Company's ratio of aggregate indebtedness to net capital was 44% and 22%, respectively.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 8 - RETIREMENT PLAN

Beginning in April 2010, the Company established a retirement plan under Section 401(k) of the Internal Revenue Code (IRC) covering all employees who met certain eligibility requirements. Under the plan, employees may elect to contribute up to the maximum allowable under the IRC. The plan requires the Company to make a Safe Harbor Non-elective Contribution to the account of each eligible participant in the amount of 3% of the employee's compensation for the plan year. In addition, the Company may make matching contributions equal to a discretionary percentage of the participant's elective deferrals. The plan also allows discretionary employer profit sharing contributions. Employer contributions for the years ended December 31, 2012 and 2011 approximated $18,000 and $13,000, respectively.

[This Page Intentionally Left Blank]

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

NET CAPITAL		
Total stockholder's equity	$	3,310,104
Deductions and other charges:		
Receivables from non-customers		3,507
Receivables from related parties and affiliates		2,093,864
Prepaid expenses		11,545
Furniture and equipment, net		3,684
Debt securities owned, not readily marketable		17,639
Deferred income taxes		16,327
		2,146,566
Net Capital Before Haircuts		1,163,538
Haircuts		1,125
Net Capital	$	1,162,413
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	280,778
Customer deposits		-
Accrued income taxes		228,156
Aggregate Indebtedness	$	508,934
Ratio: Aggregate Indebtedness To Net Capital		43.8%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$	250,000
Net Capital		1,162,413
Excess Net Capital	$	912,413
Excess Net Capital At 1,000%		862,413
RECONCILIATION WITH THE COMPANY'S COMPUTATION		
Net capital, as reported in the Company's unaudited FOCUS report	$	1,182,200
Net decrease in net worth		(4,959)
Net increase in non-allowable assets		(13,703)
Net increase in haircuts on securities		(1,125)
Net Capital, Per Above Computation	$	1,162,413

CORNERSTONE CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	-
Customers' securities failed to receive	-
Credit balances in firm accounts, which are attributable to principal sales to customers	-
Other	-
Total Credit Items	-
DEBIT BALANCES	
Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total Debit Items	-
RESERVE COMPUTATION	
Excess of total debits over total credits	-
Required deposits	-
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2012	-

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2012.

[This Page Intentionally Left Blank]



INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

PrimeGlobal

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

However, we wish to note that several adjustments were made during the audit of the December 31, 2012 financial statements that resulted in a decrease of approximately $63,000 in net income and approximately $20,000 in the net capital reported on the Company's unaudited FOCUS report and the audited computation of net capital. Management has informed us that at all times during the year ended December 31, 2012 and through February 26, 2013, the Company was in compliance with regulatory capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2013

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Report of Independent Accountants on
Applying Agreed-Upon Procedures

For the year ended December 31, 2012


SCHNEIDER DOWNS

INSIGHT ■ INNOVATION ■ EXPERIENCE

www.schneiderdowns.com


SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cornerstone Capital Corporation (Company), and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments existed to be applied.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

PrimeGlobal

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051581 FINRA DEC
CORNERSTONE CAPITAL CORPORATION 16*16
655 METRO PL S STE 720
DUBLIN OH 43017-5391

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Kraus 614-761-3812

2. A. General Assessment (item 2e from page 2) $ 113

B. Less payment made with SIPC-6 filed (**exclude interest**) (53)

8/2/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 60

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ #60.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CORNERSTONE CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 2013.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,314,613
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _______ (Deductions in excess of $100,000 require documentation)	* 1,269,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	1,269,500
2d. SIPC Net Operating Revenues	$ 45,113
2e. General Assessment @ .0025	$ 113 (to page 1, line 2.A.)